February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (650) 649-2939

Eric Schmidt
Chief Executive Officer
Google, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

      Re: **Google, Inc.**
              Definitive 14A
              Filed April 4, 2007
              File No. 0-50726

Dear Schmidt:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor